FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Opening Presentation by Ana Botín, Group Executive Chairman

Item 1

Helping people and businesses prosper Ana Botín Group Executive Chairman Opening presentation

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “Factores de Riesgo” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents 2 K ey takeaways 4 Delivering on our strategic targets ahead of plan 1 Our model delivers profitable growth and predictable earnings 3 Transforming into digital banks whilst building Global Platforms

3 Delivering on our strategic targets ahead of plan 1

4 The best bank to work for Earn the loyalty of our retail and corporate customers Achieve operational and digital excellence People Customers Shareholders Communities Santander Universities Support people in our local communities Reinforced capital and risk management EPS, DPS,TNAVPS and RoTE growth To be the best retail and commercial bank, earning the lasting loyalty of our… Reminder: Santander strategy and priorities

5 Delivering since the 2015 capital increase… 2018 • Committed to deliver all 2018 Investor Day targets • Definition of 2021 targets and digital transformation roadmap 2016 • Delivery on 2016 targets • New IT model 2015 • Laying the foundations for our transformation 2017 • Delivery ahead of plan on 2017 targets • Banco Popular acquisition • New Global Platforms Increasing TNAVPS and DPS, reaching double digit EPS growth by 2018 Organic capital accumulation Simple | Personal | Fair culture

6 (1) % change (constant euros) (2) Total dividends charged to 2017 earnings are subject to the Board and AGM approval (3) Und erlying (4) Group ex - Popular …ahead of plan on our commitments 2017 1H'17 2016 Loyal customers (MM) 17 16.3 15.2 13.8 Digital customers (MM) 25 23.0 20.9 16.6 Fee income Increase 11% 8.1% 4.3% Cost of credit risk Improve 1.19% 1.18% 1.25% Cost - to - income Broadly stable 46.3% 48.1% 47.6% EPS ( € ) Increase 0.24 0.41 0.40 DPS ( € ) Increase 0.22 0.21 0.20 FL CET1 +40bps Organic per year 10.72% 10.55% 10.05% RoTE Increase 11.7% 11.1% 11.0% 1 2015 2 3 4

7 …and now, w orking hard on integration • Loyalty bonds: >50 % take up in two weeks • + € 10Bn (+ 19%) in deposits since announcement. Loans recovering • Popular teams are highly engaged Commercial action 2 • + € 7Bn with 13 - 14% RoI C • Narrowest TERP discount in a European bank rights issue since 2012 Capital increase 1 • ~ € 30Bn transaction: Largest ever in Spain • Positive impact on capital Real Estate disposal 3 Popular: Transformational , right time in the cycle & consistent with targets In 60 days we have addressed the three key challenges …

8 Loyal customers are ∼ 3x more profitable 1 1H´16 1H'17 14.4 16.3 +13% 1H'16 1H'17 4,946 5,729 Fee income ( € MM) Loyal customers (MM) Increased customer loyalty is accelerating fee income growth Note: Fee income in current euros, otherwise +11% (1) Gross margin of loyal customers vs. non - loyal customers, total Santander Group +16%

9 2015 1H'17 Improving profitability with a higher capital base… ~ 48 ~68 CET1 ( € Bn) 1.30% 1.47% RoRWA 8.27% 10.72% FL CET1 RoTE (1) As of 01/01/2015 Data (2) Including 2017 capital increase (3) Group ex - Popular 11.0% 11.7% 1 1 3 2 +42% +17bps +245bps TOP 3 vs. peers (8 % avg .)

10 0.16 0.08 0.09 +9% 4.07 4.13 4.18 1H Cash DPS ( € ) EPS ( € ) 0.40 0.19 0.24 TNAV/share ( € ) 0.41 4.22 +4% +1% +8% +1% +24% TNAVPS + Cash DPS ( € ) 1H’17 2016 4.23 4.21 4.28 4.39 +4% +1% (1) 1H'17 includes Popular and capital increase (2) TNAV 1H’17 plus 2017E half year cash dividend per share. Cash DPS 1H’17 as half of FY dividend. …leading to sustainable growth in shareholder value since 2015 capital increase 2015 0.17 1 2 2 2

11 New way of measuring employee performance …being Simple | Personal | Fair 60% What? 40% How? Building a strong culture around Simple | Personal | Fair Corporate behaviours and …

12 A sustainable and responsible bank, largest supporter of higher education People supported (Cum., MM) 2016 2017E 2018E 1.7 3.4 5.0 Universities Community support 1,183 Agreements 36,684 Scholarships in 2016 Leading European Bank in sustainability Sustainability

13 Our model delivers profitable growth and predictable earnings 2

14 131MM customers. Top player in 10 markets with ~1Bn people Critical mass Predictability and growth in earnings = less capital or capital at a lower cost Geographic diversification Scalable digital transformation A unique model of profitable growth Working as a Group within our subsidiary model creates synergies and operational excellence

15 x Ranking in loans market share #1 #3 #3 #1 #5 #3 #1 3% #1 #1 As of Jun'17 or latest available Leadership in 9 markets representing 95% of the Group’s earnings… 3 1 2 SCF 131MM customers in 10 markets with ~ 1Bn people 3 Note: Group earnings exclude Corporate Centre. Santander’s market share for the respective countries are: Mexico (13%), Chile (19%), Argentina (11%), Brazil (8%), Portugal (17%, including Popular), UK (10%), Spain (19%, including Popular), SCF ( 10% in new car loans, including PSA operation and not considering brand’s financial captive) and Poland (10%) (1) UK mortgages (excluding Social Housing), Consumer credit and commercial loans (excluding Financial Institutions ) (2) SBNA market share in the states where the Group operates (3) Only private banks for Portugal, Argentina and Brazil

16 …contributing to our top and recurrent profitability Source: Company data and Bloomberg Note : Peers included are Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP Paribas, HSBC, Unicredit, Lloyds, Citibank, In tesa Sanpaolo, Société Générale, Standard Chartered, Deutsche Bank and Barclays Average 8.6% - 5 4 5 7 7 8 8 9 10 10 10 11 11 11 12 14 14 +3pp above average RoTE vs. Peers (%; 1H‘17)

17 -200 -100 0 100 200 300 Geographic diversification = stable and predictable earnings growth… …increases earnings predictability vs. peers Profit growth (%; 2006 banking profit = 100 base) Only 5 banks have reported yearly profits since 2006 Well balanced diversification… Revenues split per country 0% 20% 40% 60% 80% 100% 8 0 1 7 2 2 4 1 1 3 1 1 1 1 1 1 1 # countries where bank is Top 5 1 2 (1) Top 5 according to volume of assets in the world’s 50 largest economies according to IMF (2) Peers include: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sp, JP Morgan, Lloyds, Société Générale, UBS, UniCredit, Ban k of America, Wells Fargo, Barclays, Standard Chartered and ING 2006 2016

…enabling cash DPS and business growth whilst accumulating capital

+9%
Cash dividend per share
(2017E over 2016)

Room for higher dividends…



Pay dividends
~1/3
Fund Business growth
~1/3
Top tier profitability allows us to:
Accumulate capital
~1/3

+8%
Customer revenues[1]
(1H'17 vs. 1H'16)

…and faster growth

+40bps per year
10.72% FL CET1 1H'17

(1) Constant euros, NII + fees

Santander 18 GROUP STRATEGY UPDATE

19 Working as a Group creates strong value and synergies… Collaboration between countries Global projects led by Group New IT architecture 25 - 30% ~ 500 +38% International business Examples Pre - scored population, % Application of artificial intelligence Companies jointly targeted Avg. revenues increase (2016) % shared new developments pre - approved credits 2x Traditional approach Machine learning 44% 88%

20 1H´15 1H´17 3 6 Improving customer experience… >70% of PBT amongst Top 3 in customer experience 86% 78% 75% 71% 70% 68% 67% 63% 63% 62% 59% 59% 58% 55% 50% 49% 46% …with best in class cost - to - income …allowing us to improve both customer experience and efficiency 18pp better than peer avg. (1) GCT Global Competitor Tracker, 1H' 2017. Otherwise, in the U.K, Top 5 as per FRS, 1H'2017 Source: Company data and Bloomberg Note : Peers included are Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP Paribas, HSBC, Unicredit, Lloyds, Citibank, In tesa Sanpaolo, Société Générale, Standard Chartered, Deutsche Bank and Barclays 1 Cost - to - income 1H’17 # of countries Top 3 in customer experience

21 Transforming into digital banks whilst building Global Platforms 3

Our 10 Local banks ‘**Supertankers**’ and our Global Platforms ‘**Speedboats**’ are well connected

Supertankers

Our Supertankers are being **transformed into digital banks**



Profitable growth

Speedboats

Independent Global Platforms.

Led by **independent CEOs** but sponsored by **Country Heads**



Start-up model + Group support

Image Credit: Cymon Taylor / RM Sotheby's

Santander 22 GROUP STRATEGY UPDATE

Supertankers | Transformation delivering positive impact in three ways

Transforming Supertankers to deliver…



		Examples	Group benefits
A Excellent customer experience	Anytime, anyhow, anywhere	New digital processes in Brazil GCB Cash Nexus	**Top 3** customer experience in **6 countries** (vs. 3 in 2015)
B Efficiency	Resilient, fast and flexible IT	Cloud+APIs+Agile IT model in UK	**Best-in-class efficiency** (46.3% C/I in 1H'17)
C Network effect	Open platform improving our customers' experience	Kabbage TRADESHIFT	**Double digit** fee income **growth** (vs. ~4% in 2015)

Santander
23
GROUP STRATEGY UPDATE

24 Cost - to - income 2015 1H'17 2015 1H'17 35% 14% 16% RoTE 40% Digital sales (k ) 1H'15 1H'17 +250% Tellers and call centre transactions (% of total) 1H'15 1H'17 8% - 5pp 13% Supertankers | Santander Brazil digital transformation Delivering for customers and shareholders A Highest rating in Brazil “One click” : 2.5x faster completion of contracts (from 7 to 2 minutes) Digital customers (MM) 1H'15 1H'17 4.0 5.5 +82% 1,010 290 (1) Among financial app as rated by customers in Google play and app stores 1

A

Supertankers | Santander Cash Nexus example
A world class and disruptive global cash management product

GCB

Digital Platform that makes **cross-border treasury management** easy and inexpensive for our multinational customers

Available in **15** countries

~3k potential customers, **~175** already on board

Improving our customers businesses[1]…	…while capturing customer value
Centralization of treasury management	Additional countries managed by SAN after **Cash Nexus**
✔ Reduced workload (up to 75%)	BRIDGESTONE +2
Reduction in banking relationships	British American Tobacco +2
✔ Improved security	IATA +2

(1) Impact is not necessarily representative of companies included in the slide

Santander 25 GROUP STRATEGY UPDATE

Supertankers | Santander UK example
A clear roadmap to become a fully digital bank


3
AGILE ORGANIZATION
2
OPEN APIs
1
CLOUD INFRASTRUCTURE

Improving delivery for our customers

✓ Faster IT developments

From ~1 year…

…to weekly releases

Enhancing our performance

✓ Lower IT running costs

-40%

Santander UK becoming a digital bank by 2020

API: Application Programming Interface

Santander
26
GROUP STRATEGY UPDATE

27 Fully automated and paperless credit line application for SMEs Cloud - based platform enabling supply chain solutions in one place • SAN UK customers draw on average 4 loans per year • Pre - approved in 14 minutes Draw down in <24 hours vs. 2 - 12 weeks in the UK • Platform with: +1.5MM businesses +$500Bn in transactions per year • Improved risk management: +500k files of behavioral data monthly Supertankers | Collaborative innovation Bringing the best of Fintech to our customers C (1) Source: Financial Times 1

28 Speedboats | Global Platforms led by independent CEOs sponsored by Country Heads Launching speedboats to… Grow Earn the right to deliver adjacent businesses Build open platforms Address a broader set of customer needs Disrupt Deploy breakthrough technologies Digital account for the unbanked Digital challenger + blueprint for new IT platform First four speedboats, more to come Super Digital Openbank Open financial services for SMEs Global secure payments: simple - fast - cheap Digital SMEs Santander Pay

29 …tomorrow +160MM unbanked population in our Latam footprint Speedboats | Super Digital example Digital account for the unbanked in Latam to simplify the use of money 2018 (1) Cost of regular account opening process vs. Santander Brazil (2) Source: World Bank, 2014 ~ 70 % cheaper costs per account 1MM customers +484k YoY growth Today… From 16.9 to 5.7 R$/account 1 2

30 …tomorrow Speedboats | Openbank example Our very own digital challenger and blueprint for a new IT architecture (1) Deposits + off - balance sheet. Growth rate since 2015 (2) Excluding Call Centre (3) Increase in monthly run rate of new customers since September 2015 vs. the previous 20 months 2 1 € 8Bn in resources …and just 70 FTEs +25% monthly rate of new customers +40% resources 1.1MM customers 3 Today…

31 Executing with discipline at multiple levels to maximise success To be the first, always present and most convenient choice when and where customers make financial decisions… …with competitive and open products and services x Customers x Scale x Trust x Agile x Disruptive x Leverage the best of Group Our global platforms – Speedboats – becoming mega platforms at scale Our local banks - Supertankers - fully digital

32 Key takeaways 4

33 The best bank to work for Earn the loyalty of our retail and corporate customers Achieve operational and digital excellence People Customers Shareholders Communities Santander Universities Support people in our local communities Reinforced capital and risk management EPS, DPS,TNAVPS and RoTE growth To be the best retail and commercial bank, earning the lasting loyalty of our… Santander ambition

34 • Cost - to - income ratio 45 - 47% • 2015 - 18 average cost of credit risk 1.2% • FL CET1 >11% • Increasing EPS, reaching double digit EPS growth by 2018 • 30 - 40% cash dividend pay - out : Yearly DPS increase • RoTE: >11.5% People Customers Shareholders Communities • Top 3 bank to work for in the majority of our geographies • 17MM retail loyal customers • 1.6MM loyal SME and Corporates • Customer loans growth above peers • All geographies top 3 in customer service • 30MM digital customers (2x) • ~10 % CAGR of fee income 2015 - 18 • People supported in our communities: 5MM 2016 - 18 • ~ 130k scholarships 2016 - 18 We increase our 2018 RoTE target to >11.5% and confirm all other targets To be the best retail and commercial bank, earning the lasting loyalty of our… (1) Except for the US - approaching peers 1

35 Our vision To help people and businesses prosper To be the best open digital financial services platform , earning the lasting loyalty of our people, customers, shareholders and communities Our purpose A bank that is… SIMPLE | PERSONAL | FAIR Our aim

36 • We are delivering ahead of plan on our 3 - year commitments and increased our 2018 RoTE target to >11.5% • We are driving a cultural and digital transformation: Attracting the best talent, delivering customer value whilst achieving best in class efficiency and growing EPS, TNAVPS and cash DPS • In parallel we are investing in Global Platforms at low cost and risk to continue delivering customer and shareholder value for decades to come

37 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer